Filed by Gannett Co., Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Gannett Co., Inc.

Commission File No.: 333-233509

On September 30, 2019, the following press release was issued by Gannett Co., Inc.

Gannett Sets Date for Special Meeting of Shareholders to Vote on Merger Agreement with New Media

MCLEAN, Va. – September 30, 2019 – Gannett Co., Inc. (NYSE: GCI) (“Gannett”) today announced that it has scheduled a special meeting of its shareholders to consider and vote on a proposal to adopt the previously announced definitive agreement with New Media Investment Group Inc. (“New Media”), dated August 5, 2019, pursuant to which New Media will acquire Gannett for a combination of cash and stock (the “Merger”).

The special meeting will be held at 10:00 a.m., local time, on November 14, 2019 at the Gannett headquarters, 7950 Jones Branch Drive, McLean, VA, 22107. The Board of Directors of Gannett set September 26, 2019 as the record date for its special meeting.

On September 26, 2019, Gannett disclosed that the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, relating to the consummation of the Merger expired on September 25, 2019.

The Merger is expected to close by the end of 2019, subject to the satisfaction of customary closing conditions, including receipt of regulatory clearance by the European Commission and approval by the shareholders of each company.

About Gannett

Gannett Co., Inc. (NYSE: GCI) is an innovative, digitally focused media and marketing solutions company committed to strengthening communities across its network. With an unmatched local-to-national reach, Gannett touches the lives of more than 125 million people monthly with its Pulitzer-Prize winning content, consumer experiences and benefits, and advertiser products and services. Gannett brands include USA TODAY NETWORK with the iconic USA TODAY and more than 100 local media brands, digital marketing services companies ReachLocal, WordStream and SweetIQ, and U.K. media company Newsquest. To connect with Gannett, visit www.gannett.com.

Contact

Stacy Cunningham, Vice President, Financial Planning & Investor Relations

investors@gannett.com

(703) 854-3168

Stephanie Tackach, Director, Public Relations

stackach@gannett.com

(212) 715-5490

Ed Trissel / Tim Ragones / Tanner Kaufman

Joele Frank, Wilkinson Brimmer Katcher

(212) 355-4449

No Offer or Solicitation

This communication is neither an offer to sell, nor a solicitation of an offer to buy, any securities in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this communication may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements that are not historical facts, including, among other things, statements regarding the expected timetable for completing the proposed transaction between Gannett and New Media. Words such as “anticipate(s),” “expect(s),” “intend(s),” “plan(s),” “target(s),” “project(s),” “believe(s),” “will,” “aim(s),” “would,” “seek(s),” “estimate(s)” and similar expressions are intended to identify such forward-looking statements.

Forward-looking statements are based on Gannett’s current expectations and beliefs, and Gannett cannot give any assurance that its expectations or beliefs will be attained. These forward-looking statements and are not a guarantee of future performance and are subject to a number of known and unknown risks, uncertainties and other factors that could cause actual results or events to differ, possibly materially, from the expectations or estimates reflected in such forward-looking statements, including, among others:

●	the parties’ ability to consummate the proposed transaction and to meet expectations regarding the timing and completion of the proposed transaction;
●

the satisfaction or waiver of the conditions to the completion of the proposed transaction, including the receipt of the required approval of Gannett’s stockholders and New Media’s stockholders with respect to the proposed transaction and the receipt of regulatory clearances required to consummate the proposed transaction, in each case, on the terms expected or on the anticipated schedule;

●	the risk that the parties may be unable to achieve the anticipated benefits of the proposed transaction, including synergies and operating efficiencies, within the expected time-frames, or at all;
●

the risk that the committed financing necessary for the consummation of the proposed transaction is unavailable at the closing, and that any replacement financing may not be available on similar terms, or at all;

●	the risk that the businesses will not be integrated successfully or that integration may be more difficult, time-consuming or costly than expected;
●

the risk that operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers) may be greater than expected following the proposed transaction;

●	general economic and market conditions;
●	the retention of certain key employees; and
●	the combined company’s ability to grow its digital marketing and business services initiatives, and grow its digital audience and advertiser base.

Additional risk factors that could cause actual results to differ materially from expectations include, but are not limited to, the risks identified by Gannett in its most recent Annual Report on Form 10-K, its Quarterly Reports on Form 10-Q and its Current Reports on Form 8-K, as well as the risks identified in the registration statement on Form S-4 (File No. 333-233509) (the “Registration Statement”) filed by New Media. All forward-looking statements speak only as of the date on which they are made. Except to the extent required by law, Gannett expressly disclaims any obligation to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in its expectations with regard thereto or change in events, conditions or circumstances on which any statement is based.

Additional Information and Where to Find It

This communication may be deemed to be solicitation material in respect of the proposed transaction between Gannett and New Media. The proposed transaction will be submitted to Gannett’s stockholders and New Media’s stockholders for their consideration. In connection with the proposed transaction, New Media has filed with the SEC the Registration Statement, which includes a preliminary prospectus with respect to shares of New Media’s common stock to be issued in the proposed transaction and a preliminary joint proxy statement for New Media’s stockholders and Gannett’s stockholders (the “Joint Proxy Statement”). These materials are not yet final and will be amended. Each of New Media and Gannett will mail a definitive Joint Proxy Statement to their respective stockholders and file other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITYHOLDERS OF GANNETT ARE URGED TO CAREFULLY READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The Registration Statement, the Joint Proxy Statement and other relevant materials (when they become available) and any other documents filed or furnished by Gannett or New Media with the SEC may be obtained free of charge at the SEC’s web site, http://www.sec.gov. Copies will also be available at no charge in the “Investor Relations” sections of Gannett’s website, www.gannett.com, and New Media’s website, www.newmediainv.com.

Participants in Solicitation

Gannett and New Media and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the holders of shares of Gannett common stock and holders of shares of New Media common stock in respect of the proposed transaction. Investors and securityholders may obtain more detailed information regarding the identity of potential participants in the solicitation of proxies, and their direct or indirect interests, in the preliminary Joint Proxy Statement that is included in the Registration Statement New Media has filed with the SEC, and in the definitive Joint Proxy Statement when it becomes available. You may obtain free copies of these documents using the sources indicated above.